Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013	2012		2011	2010
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$20,150	19,046	38,531	32,780	(40,358)		21,012	14,942
Fixed charges	3,612	4,483	8,625	11,345	17,762		23,973	32,087
Total earnings (loss)	$23,762	23,529	47,156	44,125	(22,596)		44,985	47,029

Fixed charges:
Interest on deposits	$2,798	3,741	7,072	9,960	15,454		21,351	29,930
Interest on borrowings	612	547	1,151	1,025	1,866		2,214	1,977
Amortization of debt issuance costs	—	—	—	—	—		—	—
Interest portion of rental expense (1)	202	195	402	360	442		408	180
Total fixed charges	$3,612	4,483	8,625	11,345	17,762		23,973	32,087
Preferred dividend requirements	429	434	868	895	2,809		3,234	3,249
Total fixed charges and preferred dividends	$4,041	4,917	9,493	12,240	20,571		27,207	35,336

Ratio of earnings to fixed charges, including interest on deposits	6.58x	5.25x	5.47x	3.89x	(1.27x	)	1.88x	1.47x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	5.88x	4.79x	4.97x	3.60x	(1.10x	)	1.65x	1.33x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$20,150	19,046	38,531	32,780	(40,358)		21,012	14,942
Fixed charges	814	742	1,553	1,385	2,308		2,622	2,157
Total earnings (loss)	$20,964	19,788	40,084	34,165	(38,050)		23,634	17,099

Fixed charges:
Interest on borrowings	$612	547	1,151	1,025	1,866		2,214	1,977
Amortization of debt issuance costs	—	—	—	—	—		—	—
Interest portion of rental expense (1)	202	195	402	360	442		408	180
Total fixed charges	$814	742	1,553	1,385	2,308		2,622	2,157
Preferred dividend requirements	429	434	868	895	2,809		3,234	3,249
Total fixed charges and preferred dividends	$1,243	1,176	2,421	2,280	5,117		5,856	5,406

Ratio of earnings to fixed charges, excluding interest on deposits	25.75x	26.67x	25.81x	24.67x	(16.49x	)	9.01x	7.93x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	16.87x	16.83x	16.56x	14.98x	(7.44x	)	4.04x	3.16x

(1)	Estimated to be one-third of rental expense.